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Exhibit 11

NS GROUP, INC. AND SUBSIDIARIES
Statement re Computation of Per Share Earnings (Loss)

                                                     Three Months Ended           Nine Months Ended
                                                    June 28,     June 29,      June 28,       June 29,
                                                      1997         1996          1997           1996

Primary Earnings (Loss)
Net Income (Loss)
         Net income (loss)                         $  4,930      ($ 1,871)     $  7,348      ($ 6,583)
         After-tax interest expense related to
          modified treasury stock calculation            68

                                                   $  4,998      ($ 1,871)     $  7,348      ($ 6,583)

Shares
         Weighted average shares outstanding

                                                     13,887        13,809        13,837        13,809
         Common stock equivalents (1)                   904


                                                     14,791        13,809        13,837        13,809

Per Share
         Primary earnings (loss) per share

                                                   $   0.34      ($  0.14)     $    .53      ($  0.48)


Fully Diluted Earnings (Loss)
Net Income (Loss)
         Net income (loss)                         $  4,930      ($ 1,871)     $  7,348      ($ 6,583)

         After-tax interest expense related
            to 11% Subordinated Convertible
            Debentures (2)                              568

                                                   $  5,498      ($ 1,871)     $  7,348      ($ 6,583)

Shares
         Weighted average shares outstanding

                                                     13,887        13,809        13,837        13,809

         Common stock equivalents (1)

                                                      1,850                       1,900

         Assuming conversion of 11%
            Subordinated Convertible
            Debentures (2)                            1,665


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
                                                      17,402       13,809        15,737        13,809

Per Share
         Fully diluted earnings (loss) per share

                                                       $0.32       ($0.14)(3)     $0.47        ($0.48)(3)

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(1) Calculated using the "Modified Treasury Stock Method" as if all options and warrants were exercised and the proceeds were used to purchase common shares (limited to 20% of the shares outstanding) at the average market price during the period for primary earnings per share and at the period end market price for fully diluted earnings per share. The excess proceeds, if any, over the cost to repurchase 20% of the shares outstanding are assumed to repay debt and accordingly, reduce after-tax interest expense. For all periods, on both a primary and fully diluted basis, the impact of common stock equivalents is disregarded if it is anti-dilutive.

(2) The 11% subordinated convertible debentures were determined not to be common stock equivalents at issuance. They are, however, included in the fully diluted earnings per share calculation using the "If Converted" method for all periods for which they produce a dilutive effective. Under the "If Converted" method, the debentures are assumed to have been converted at the beginning of the period resulting in additional shares of common stock outstanding and a reduction in after-tax interest expense.

(3) This calculation is submitted in accordance with Regulation S-K, Item 601
(11) although not required to be presented in the statement of operations under the provisions of Accounting Principles Board Opinion No. 15. That Opinion provides that any reduction of less than 3% need not be considered as dilution and that a computation on a fully diluted basis which results in an improvement of earnings (loss) per share not be taken into account.